Term Sheet No. J67 To the Product Supplement No. JPM-IV dated May 22, 2009, Prospectus Supplement dated March 25, 2009 and Prospectus dated March 25, 2009	Filed Pursuant to Rule 433 Registration Statement No. 333-158199-10 June 11, 2009
Credit Suisse

Structured Investments	Credit Suisse $ Optimal Entry Return Enhanced Notes due September 29, 2010 Linked to the American Depository Shares of Itaú Unibanco Holding S.A.
General
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The notes are designed for investors who seek a return at maturity of three times the appreciation of the Reference Shares, as compared to the lowest closing price of the Reference Shares during the Lookback Observation Period, up to a Maximum Return on the notes of 29.70%*. Investors should be willing to forgo interest and dividend payments and, if the Reference Shares declines, be willing to lose some or all of their investment.

•	Senior unsecured obligations of Credit Suisse, acting through its Nassau Branch, maturing September 29, 2010†.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples in excess thereof.
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The notes are expected to price on or about June 12, 2009 (the “Pricing Date”) and are expected to settle on or about June 17, 2009. Delivery of the notes in book-entry form only will be made through The Depository Trust Company.

Key Terms
Issuer:	Credit Suisse, acting through its Nassau Branch
Reference Shares:
The American Depository Shares (“ADS”), each ADS representing one preferred share of Itaú Unibanco Holding S.A. (New York Stock Exchange symbol “ITUB”). We refer to Itaú Unibanco Holding S.A. as “Itaú Unibanco.”

Upside Leverage Factor:	3
Payment at Maturity:
If the Final Share Price is greater than the Lookback Share Price, you will be entitled to receive a cash payment at maturity per $1,000 principal amount of notes that provides you with a return equal to the Reference Share Return multiplied by the Upside Leverage Factor, subject to a Maximum Return on the notes of 29.70%*. For example, if the Reference Share Return is equal to or more than 9.90%, you will receive the Maximum Return on the notes of 29.70%*, which entitles you to a maximum payment at maturity of $1,297.00 for every $1,000 principal amount of notes that you hold. Accordingly, if the Reference Share Return is positive, your payment per $1,000 principal amount of notes will be calculated as follows, subject to the Maximum Return:

$1,000 + [$1,000 x (Reference Share Return x 3)] * The actual Maximum Return on the notes will be set on the Pricing Date and will not be less than 29.70%.
If the Final Share Price is equal to the Lookback Share Price, you will be entitled to receive a cash payment at maturity of $1,000 per $1,000 principal amount of notes.

Your investment will be fully exposed to any decline in the Reference Shares. If the Final Share Price is less than the Lookback Share Price, you will lose an amount equal to 1% of the principal amount of your notes for every 1% that the Final Share Price declines from the Lookback Share Price and your final payment per $1,000 principal amount of notes will be calculated as follows:

$1,000 + (1,000 x Reference Share Return)
You will lose some or all of your investment at maturity if the Final Share Price declines from the Lookback Share Price.
Reference Share Return:	The performance of the Reference Shares from the Lookback Share Price to the Final Share Price, calculated as follows:
Final Share Price– Lookback Share Price
Lookback Share Price
The Reference Share Return may be positive or negative.
Closing Price:
On any trading day, the last reported sale price, regular way, of the principal trading session on such day on the principal United States securities exchange registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on which the Reference Shares are listed or admitted to trading, multiplied by the Share Adjustment Factor applicable on such trading day.

Lookback Share Price:
The lowest closing price of the Reference Shares during the Lookback Observation Period. In no event will the Lookback Share Price be greater than the closing price of the Reference Shares on the Pricing Date.

Final Share Price:	The arithmetic average of the closing prices of the Reference Shares on each of the five Valuation Dates.
Lookback Observation Period:	The 90 calendar-day period from and including the Pricing Date.
Valuation Dates†:	September 20, 2010, September 21, 2010, September 22, 2010, September 23, 2010, and September 24, 2010 (each a “Valuation Date”)
Maturity Date†:	September 29, 2010
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	22546EJZ8
† Subject to postponement in the event of a market disruption event as described in the accompanying product supplement under “Description of the Notes—Market disruption events.”

Investing in the notes involves a number of risks. See “Selected Risk Considerations” beginning on page 3 of this term sheet and “Risk Factors” beginning on page PS-3 of the accompanying product supplement.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you this term sheet, product supplement, prospectus supplement and prospectus, if you so request by calling 1-800-221-1037.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees(2)	Proceeds to Issuer
Per note	$1,000.00	$11.00	$989.00
Total	$	$	$

(1) Certain fiduciary accounts will pay a purchase price of $989.00 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will forego fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed 1.10% of the principal amount of the notes.
The notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction. The notes are not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

JPMorgan
Placement Agent
June 11, 2009

Additional Terms Specific to the Notes

You should read this term sheet together with the product supplement dated May 22, 2009, the prospectus supplement dated March 25, 2009 and the prospectus dated March 25, 2009, relating to our Medium-Term Notes of which these notes are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement No. JPM-IV dated May 22, 2009:
http://idea.sec.gov/Archives/edgar/data/1053092/000104746909005911/a2193241z424b2.htm

•	Prospectus supplement dated March 25, 2009:
http://www.sec.gov/Archives/edgar/data/1053092/000104746909003093/a2191799z424b2.htm

•	Prospectus dated March 25, 2009:
http://www.sec.gov/Archives/edgar/data/1053092/000104746909003289/a2191966z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this term sheet, the ‘‘Company,’’ ‘‘we,’’ ‘‘us,’’ or ‘‘our’’ refers to Credit Suisse.

This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this term sheet and “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Shares?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount of notes to $1,000. The hypothetical total returns set forth below assume a Lookback Share Price of $15.90 and a Maximum Return on the notes of 29.70%. The actual Lookback Share Price will be the lowest closing price of the Reference Shares during the Lookback Observation Period, and will not be determined until the end of the Lookback Observation Period. In no event will the Lookback Share Price be greater than the closing price of the Reference Shares on the Pricing Date. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Share Price	Reference Share Return	Total Return	Payment at Maturity
$31.80	100.00%	29.70%	$1,297.00
$28.62	80.00%	29.70%	$1,297.00
$26.24	65.00%	29.70%	$1,297.00
$23.85	50.00%	29.70%	$1,297.00
$22.26	40.00%	29.70%	$1,297.00
$19.88	25.00%	29.70%	$1,297.00
$19.08	20.00%	29.70%	$1,297.00
$18.29	15.00%	29.70%	$1,297.00
$17.47	9.90%	29.70%	$1,297.00
$16.70	5.00%	15.00%	$1,150.00
$16.30	2.50%	7.50%	$1,075.00
$16.06	1.00%	3.00%	$1,030.00
$15.90	0.00%	0.00%	$1,000.00
$15.11	-5.00%	-5.00%	$950.00
$14.31	-10.00%	-10.00%	$900.00
$12.72	-20.00%	-20.00%	$800.00
$11.13	-30.00%	-30.00%	$700.00
$9.54	-40.00%	-40.00%	$600.00
$7.95	-50.00%	-50.00%	$500.00
$6.36	-60.00%	-60.00%	$400.00
$4.77	-70.00%	-70.00%	$300.00
$3.18	-80.00%	-80.00%	$200.00
$1.59	-90.00%	-90.00%	$100.00
$0.00	-100.00%	-100.00%	$0.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the hypothetical Payments at Maturity set forth in the table above are calculated.

Example 1: The price of the Reference Shares increases from the Lookback Share Price of $15.90 to a Final Share Price of $16.30. Because the Final Share Price is greater than the Lookback Share Price and the Reference Share Return of 2.50% multiplied by the Upside Leverage Factor does not exceed the Maximum Return of 29.70%, the investor receives a payment at maturity of $1,075 per $1,000 principal amount of notes calculated as follows:

$1,000 + [$1,000 x (2.50% x 3)] = $1,075

Example 2: The price of the Reference Shares increases from the Lookback Share Price of $15.90 to a Final Share Price of $19.08. Because the Final Share Price is greater than the Lookback Share Price and the Reference Share Return of 20% multiplied by the Upside Leverage Factor exceeds the Maximum Return of 29.70%, the investor receives a payment at maturity of $1,297 per $1,000 principal amount of notes, the maximum payment on the notes.

Example 3: The price of the Reference Shares decreases from the Lookback Share Price of $15.90 to a Final Share Price of $12.72. Because the Final Share Price is less than the Lookback Share Price, the Reference Share Return of -20% is negative and the investor will receive a payment at maturity of $800 per $1,000 principal amount of notes calculated as follows:

$1,000 + ($1,000 x -20%) = $800

Selected Purchase Considerations

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APPRECIATION POTENTIAL – The notes provide the opportunity to enhance returns by multiplying a positive Reference Share Return by three, up to the Maximum Return on the notes of 29.70%, or $1,297.00 for every $1,000 principal amount of notes. The actual Maximum Return on the notes will be set on the Pricing Date and will not be less than 29.70%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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PAYMENT AT MATURITY BASED ON THE LOWEST CLOSING PRICE OF THE REFERENCE SHARES DURING THE 90 CALENDAR-DAY LOOKBACK OBSERVATION PERIOD – Your payment at maturity is determined by comparing the Final Share Price to the Lookback Share Price. The Lookback Share Price is equal to the lowest closing price of the Reference Shares during the Lookback Observation Period, which is the 90 calendar-day period from and including the Pricing Date. If the closing price of the Reference Shares declines during this initial 90 calendar-day period, your payment at maturity will be determined by reference to the lowest closing price of the Reference Shares during this period and the Final Share Price. Under these circumstances, your payment at maturity may be more than the payment at maturity for similar notes linked to the Reference Shares without a lookback feature and based solely on the closing price of the Reference Shares on the Pricing Date and the Final Share Price. Accordingly, your payment at maturity may be improved by declines in the closing price of the Reference Shares during the 90 calendar-day Lookback Observation Period.

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CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS – Please refer to ‘‘Certain United States Federal Income Tax Considerations’’ in this term sheet for a discussion of certain U.S. federal income tax considerations for making an investment in the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Shares. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not guarantee any return of your investment. The return on the notes at maturity is linked to the performance of the Reference Shares and will depend on whether, and the extent to which, the Reference Share Return is positive or negative. If the Final Share Price is less than the Lookback Share Price, you will be fully exposed to any depreciation in the Reference Shares and the payment at maturity you will be entitled to receive will be less than the principal amount of the notes and you could lose your entire investment.

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THE NOTES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE – Although the return on the notes will be based on the performance of the Reference Shares, the payment of any amount due on the notes is subject to the credit risk of Credit Suisse. Investors are dependant on our ability to pay all amounts due on the securities, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. In addition, any decline in our credit ratings or any increase in our credit spreads is likely to adversely affect the market value of the notes prior to maturity.

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YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN – If the Final Share Price is greater than the Lookback Share Price, for each $1,000 principal amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Reference Shares, which may be significant. We refer to this percentage as the Maximum Return, which will be set on the Pricing Date and will not be less than 29.70%. Accordingly, the maximum payment at maturity is expected to be $1,297.00 per $1,000 principal amount of notes. Any payment at maturity is subject to our ability to pay our obligations as they become due.

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NO OWNERSHIP RIGHTS IN THE REFERENCE SHARES – As the holder of the notes, you will not have any ownership interest or rights in shares of Itaú Unibanco Holding S.A., such as voting rights or dividend payments. In addition, Itaú Unibanco will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Shares and the notes.

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NO AFFILIATION WITH ITAÚ UNIBANCO – We are not affiliated with Itaú Unibanco. We assume no responsibility for the adequacy of the information about Itaú Unibanco contained in this term sheet or in the accompanying product supplement. You should make your own investigation into the Reference Shares and Itaú Unibanco. We are not responsible for Itaú Unibanco’s public disclosure of information, whether contained in SEC filings or otherwise.

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THERE ARE IMPORTANT DIFFERENCES BETWEEN THE RIGHTS OF HOLDERS OF ADSs OF ITAÚ UNIBANCO, AND THE RIGHTS OF HOLDERS OF THE SHARES OF ITAÚ UNIBANCO – Because the notes are linked, to the performance of ADSs representing preferred shares of Itaú Unibanco (which we refer to as “Itaú Unibanco Preferred Shares”), you should be aware that your note is linked to the price of the ADSs and not Itaú Unibanco Preferred Shares. There are important differences between the rights of holders of ADSs and holders of Itaú Unibanco Preferred Shares. An ADS is a security evidenced by an American Depositary Receipt that represents one Itaú Unibanco Preferred Share. The ADSs are issued pursuant to a deposit agreement, which sets forth the rights and responsibilities of Itaú Unibanco or, as applicable, the relevant ADS depositary and holders of the Itaú Unibanco ADSs, which may be different from the rights of holders of Itaú Unibanco Preferred Shares. For example, Itaú Unibanco may make distributions in respect of the Itaú Unibanco Preferred Shares that are not passed on to the holders of its ADSs. Any such differences between the rights of holders of the ADSs and holders of Itaú Unibanco Preferred Shares may be significant and may materially and adversely affect the value of the notes.

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RISKS ASSOCIATED WITH NON-U.S. SECURITIES – An investment in the notes linked to the value of ADSs representing interests in the Itaú Unibanco Preferred Shares, which are issued by a Brazilian issuer, involves risks associated with Brazil. The notes are linked to ADSs of Itaú Unibanco, which are quoted and traded in U.S. dollars on the New York Stock Exchange, which may trade differently from the Itaú Unibanco Preferred Shares quoted in Brazilian reais and traded on the Bovespa Sao Paulo Stock Exchange. Non-U.S. companies are generally subject to accounting, auditing and financial reporting standards and requirements, and securities trading rules different from those applicable to U.S. reporting companies. The prices of non-U.S. equity securities may be affected by political, economic, financial and social factors in Brazil, including changes in Brazil’s government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economy of Brazil may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Brazil may be subjected to different and, in some cases, more adverse economic environment.

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EMERGING MARKETS COUNTRIES OFTEN SUFFER FROM POLITICAL AND ECONOMIC INSTABILITY – The value of the notes is subject to the political and economic risks of an emerging market country. The Reference Shares represents a company that is located in an emerging market country and whose securities trade on the exchange of an emerging market country. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions and, in some cases, instability and reaction against market reforms has occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging market nation. Political or economic instability could have an adverse effect on the market value and payment at maturity of your notes.

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THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK – Because the ADSs of Itaú Unibanco are quoted and traded in U.S. dollars on the New York Stock Exchange and Itaú Unibanco Preferred Shares are quoted in Brazilian reais and traded on the BM&F Bovespa S.A., fluctuations in the exchange rates between the Brazilian real and the U.S. dollar will likely affect the relative value of the ADSs of Itaú Unibanco and the Itaú Unibanco Preferred Shares and, as a result, will likely affect the market price of the ADSs trading on the New York Stock Exchange. These trading differences and currency exchange rates may affect the market value of the notes and whether the Final Share Price of Itaú Unibanco ADSs will be greater than, equal to or less than the Lookback Share Price. The Brazilian real has been subject to fluctuations against the U.S. dollar in the past, and may be subject to significant fluctuations in the future. Previous fluctuations or periods of relative stability in the exchange rate of the Brazilian real and the U.S. dollar are not necessarily indicative of fluctuations or periods of relative stability in those rates that may occur over the term of the notes. The exchange rates between the Brazilian real and the U.S. dollar are the result of the supply of, and the demand for, those currencies. Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Brazil and the United States, including economic and political developments in other countries. Of particular importance are rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Brazil and the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by Brazil and the United States and other jurisdictions important to international trade and finance.

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THE LOOKBACK SHARE PRICE WILL NOT BE DETERMINED UNTIL THE END OF THE 90 CALENDAR-DAY PERIOD FROM AND INCLUDING THE PRICING DATE – Because the Lookback Share Price will be the lowest closing price of the Reference Shares during the Lookback Observation Period, the Lookback Share Price will not be determined until the end of the Lookback Observation Period. The Lookback Observation Period is the 90 calendar-day period from and including the Pricing Date. Accordingly, you will not know the Lookback Share Price for a significant period of time after the Pricing Date. In no event, however, will the Lookback Share Price be greater than the closing price of the Reference Shares on the Pricing Date.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

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NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the Reference Shares.

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LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

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POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with Itaú Unibanco, including extending loans to, or making equity investments in, Itaú Unibanco or providing advisory services to Itaú Unibanco. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to Itaú Unibanco, and these reports may or may not recommend that investors buy or hold the Reference Shares. As a prospective purchaser of the notes, you should undertake an independent investigation of Itaú Unibanco as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

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THE ANTI-DILUTION PROTECTION FOR THE REFERENCE SHARES IS LIMITED – The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Reference Shares. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Reference Shares. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. See "Description of the Notes—Anti-dilution adjustments" in the accompanying product supplement.

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HEDGING AND TRADING IN THE REFERENCE SHARES – While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Shares or instruments related to the Reference Shares. We or our affiliates may also trade in the Reference Shares or instruments related to the Reference Shares from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – In addition to the price of the Reference Shares on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Shares;

•	the time to maturity of the notes;

•	the dividend rate on the Reference Shares;

•	interest and yield rates in the market generally;

•
geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the Reference Shares or stock markets generally and which may affect the closing price of the Reference Shares;

•	the exchange rate and volatility of the exchange rates between the U.S. dollar and the Brazilian real;

•	the occurrence of certain events affecting the issuer of the Reference Shares that may or may not require an adjustment to the Stock Adjustment Factor, including a merger or acquisition; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the notes may be used in connection with hedging our obligations under the notes through one or more of our affiliates. Such hedging or trading activities on or prior to the Pricing Date and during the term of the notes (including on the Valuation Dates) could adversely affect the value of the Reference Shares and, as a result, could decrease the amount you may receive on the notes at maturity. For further information, please refer to “Use of Proceeds and Hedging” in the accompanying product supplement.

The Reference Shares

Public Information

All information contained herein relating to the Reference Shares and Itaú Unibanco is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, Itaú Unibanco is a Brazil-based bank that, with its subsidiaries, offers services in commercial and financial banking, investment, real estate credit. Itaú Unibanco provides credit and non-credit products and solutions directed towards individuals, small and middle-market companies and large corporations. In addition, Itaú Unibanco also offers services in underwriting, custody, equities brokerage, credit cards, insurance, annuities and private pension plans and financing. The ADSs, each representing one preferred share of Itaú Unibanco are listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for the purposes of Itaú Unibanco in the accompanying product supplement. Itaú Unibanco’s SEC file number is 1-15276 and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information

The following graph sets forth the historical performance of the Reference Shares based on the daily closing price of the Reference Shares from January 1, 2004 through June 9, 2009. The closing price of the Reference Shares on June 9, 2009 was $16.20. We obtained the closing prices of the Reference Shares below from Bloomberg, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg. The price source for determining the Final Share Price will be the Bloomberg page “ITUB” or any successor page.

The historical prices of the Reference Shares should not be taken as an indication of future performance, and no assurance can be given as to the closing price of the Reference Shares on any of the Valuation Dates. We cannot give you assurance that the performance of the Reference Shares will result in the return of any of your initial investment.

Certain United States Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax consequences of owning and disposing of securities that may be relevant to holders of securities that acquire their securities from us as part of the original issuance of the securities. This discussion applies only to holders that hold their securities as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

•	a financial institution,

•	a mutual fund,

•	a tax-exempt organization,

•	a grantor trust,

•	certain U.S. expatriates,

•	an insurance company,

•	a dealer or trader in securities or foreign currencies,

•	a person (including traders in securities) using a mark-to-market method of accounting,

•	a person who holds securities as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or

•	an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been or will be sought as to the U.S. federal income tax consequences of the ownership and disposition of securities, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of securities, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

IRS CIRCULAR 230 REQUIRES THAT WE INFORM YOU THAT ANY TAX STATEMENT HEREIN REGARDING ANY U.S. FEDERAL TAX IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES. ANY SUCH STATEMENT HEREIN WAS WRITTEN TO SUPPORT THE MARKETING OR PROMOTION OF THE TRANSACTION(S) OR MATTER(S) TO WHICH THE STATEMENT RELATES. A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE SECURITIES SHOULD CONSULT ITS OWN TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

Characterization of the Securities

There are no regulations, published rulings, or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of your securities. Thus, the characterization of the securities is not certain. Our special tax counsel, Orrick, Herrington & Sutcliffe LLP, has advised that the securities should be treated, for U.S. federal income tax purposes, as a prepaid forward contract, with respect to the Reference Shares that is eligible for open transaction treatment. In the absence of an administrative or judicial ruling to the contrary, we and, by acceptance of the securities, you, agree to treat your securities for all tax purposes in accordance with such characterization. In light of the fact that we agree to treat the securities as a prepaid forward contract, the balance of this discussion assumes that the securities will be so treated.

You should be aware that the characterization of the securities as described above is not certain, nor is it binding on the IRS or the courts. Thus, it is possible that the IRS would seek to characterize your securities in a manner that results in tax consequences to you that are different from those described above. For example, the IRS might assert that the securities constitute “contingent payment debt instruments” that are subject to special tax rules governing the recognition of income over the term of your securities. If the securities were to be treated as contingent debt, you would be required to include in income on an economic accrual basis over the term of the securities an amount of interest that is based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your securities, or the comparable yield. The amount of interest that you would be required to include in income on a current basis would not be matched by cash distributions to you since the securities do not provide for any cash payments during their term. You would recognize gain or loss upon the sale, redemption or maturity of your securities in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your securities. In general, your adjusted basis in your securities would be equal to the amount you paid for your securities, increased by the amount of interest you previously accrued with respect to your securities. Any gain you recognized upon the sale, redemption, or maturity of your securities would be ordinary income and any loss to the extent of interest you included in income in the current or previous taxable years in respect of your securities would be ordinary loss, and thereafter would be capital loss. It is also possible that the IRS might successfully assert that Itaú Unibanco is a passive foreign investment company (“PFIC”) and that the securities constitute an ownership interest in the Reference Shares. In such case, you would be required to (1) allocate the amount of any “excess distribution” in respect of a PFIC (including any gain realized from the disposition of an interest in the PFIC) ratably to each day in your holding period for the securities, (2) pay tax on the excess distribution at the maximum tax rate in effect for each taxable year to which the excess distribution is allocable, and (3) pay additional tax equal to interest accruing (at the rate charged for underpayments of United States federal tax) on the tax determined under (2) above, accruing from (a) the beginning of the due date (without regard to extensions) for the filing of tax returns for the taxable years to which the excess distribution is allocated under (1) above, to (b) the due date for the taxable year in which the excess distribution occurred. Also, if the securities were treated as an ownership interest in the Reference Shares, under the PFIC rules, an individual U.S. Holder would not get a step-up in tax basis to the fair market value upon the holder’s death. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the securities for U.S. federal income tax or other tax purposes. The IRS may also assert that the constructive ownership transaction rules of Code section 1260 apply. See “Passive Foreign Investment Company and Constructive Ownership Transaction Rules” below.

You should consult your tax adviser as to the tax consequences of such characterization and any possible alternative characterizations of your securities for U.S. federal income tax purposes.

U.S. Holders

For purposes of this discussion, the term “U.S. Holder,” for U.S. federal income tax purposes, means a beneficial owner of securities that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if:

(a)
a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or

(b)	such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds securities, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding securities, you should consult your tax adviser regarding the tax consequences to you from the partnership's purchase, ownership and disposition of the securities.

In accordance with the agreed-upon tax treatment described above (and subject to the discussion below under “Passive Foreign Investment Company and Constructive Ownership Transaction Rules”), upon receipt of the redemption amount of the securities from us, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received from us and the U.S. Holder’s tax basis in the security at that time. For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at maturity. For securities with a term of one year or less, such gain or loss will be short-term capital gain or loss.

Upon the sale or other taxable disposition of a security, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the security (generally its cost). For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at the time of disposition. For securities with a term of one year or less, such gain or loss will be short-term capital gain or loss.

Passive Foreign Investment Company and Constructive Ownership Transaction Rules

Based upon the composition of the income and assets of Itaú Unibanco (including, among others, entities in which Itaú Unibanco holds at least a 25% interest), and the nature of Itaú Unibanco’s activities, the Reference Shares may be characterized interests in a PFIC for purposes of U.S. federal income tax. Under Code section 1260, all or a portion of gain arising from certain “constructive ownership transactions” may be recharacterized as ordinary income, and certain interest charges may be imposed with respect to any such recharacterized income. These rules by their terms may apply to all or a portion of the gain derived from the securities if the securities reference an underlying equity interest in a “pass-thru entity” within the meaning of Code section 1260, which includes shares in a PFIC. If the securities are treated as a constructive ownership transaction, any gain therefrom that otherwise would be long-term capital gain in excess of the “net underlying long-term capital gain” will be treated as ordinary income, and an interest charge will apply as if such income had accrued for tax purposes at a constant yield over the term of your securities. There is a presumption that all of the gain realized that otherwise would have been long-term capital gain is subject to recharacterization as ordinary income and an interest charge, unless the contrary is demonstrated by clear and convincing evidence. Accordingly, any gain a U.S. Holder realizes from the sale, exchange or redemption of its securities in excess of the amount of long-term capital gain that it can establish that it would have realized had it (1) invested in the Reference Shares (rather than the securities) on the issue date of the securities, and (b) sold the Reference Shares on the date of sale, exchange or redemption of the securities, could be recharacterized as ordinary income and subject to an interest charge, as described above.

Non-U.S. Holders Generally

In the case of a holder of the securities that is not a U.S. Holder and has no connection with the United States other than holding its securities (a “Non-U.S. Holder”), payments made with respect to the securities will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements. Any gain realized upon the sale or other disposition of the securities by a Non-U.S. Holder will generally not be subject to U.S. federal income tax unless (1) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (2) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the securities should refer to the discussion above relating to U.S. Holders.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

The securities may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the securities at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States. Individual Non-U.S. Holders should consult their tax advisers regarding the U.S. federal estate tax consequences of holding the securities at death.

IRS Notice on Certain Financial Transactions

On December 7, 2007, the IRS and the Treasury Department issued Notice 2008-2, in which they stated they are considering issuing new regulations or other guidance on whether holders of an instrument such as the securities should be required to accrue income during the term of the instrument. The IRS and Treasury Department also requested taxpayer comments on (1) the appropriate method for accruing income or expense (e.g., a mark-to-market methodology or a method resembling the noncontingent bond method), (2) whether income and gain on such an instrument should be ordinary or capital, and (3) whether foreign holders should be subject to withholding tax on any deemed income accrual.

Accordingly, it is possible that regulations or other guidance may be issued that require holders of the securities to recognize income in respect of the securities prior to receipt of any payments thereunder or sale thereof. Any regulations or other guidance that may be issued could result in income and gain (either at maturity or upon sale) in respect of the securities being treated as ordinary income. It is also possible that a Non-U.S. Holder of the securities could be subject to U.S. withholding tax in respect of the securities under such regulations or other guidance. It is not possible to determine whether such regulations or other guidance will apply to your securities (possibly on a retroactive basis). You are urged to consult your tax adviser regarding Notice 2008-2 and its possible impact on you.

Possible Legislation on Prepaid Derivative Contracts

On December 19, 2007, Representative Richard Neal introduced a tax bill (the “Bill”) that was referred to the House Ways and Means Committee of the previous Congress and would apply to “prepaid derivative contracts” acquired after the date of enactment of the Bill. No further action was taken on the Bill and it has not been reintroduced in the current Congress. The Bill, if reintroduced with the same language, would apply to certain derivative financial contracts with a term of more than one year, where there is no substantial likelihood that the taxpayer will be required to pay any additional amount thereunder, and would require the holder of such a contract to include as interest income each year in respect of such contract an amount determined by reference to the monthly U.S. federal short-term rate determined under Code section 1274(d). A holder’s tax basis in such contract would be increased by the amount so included. Any gain (either at maturity or upon sale) with respect to the contract would be treated as long-term capital gain if the contract is a capital asset in the hands of the holder and such holder has held the contract for more than one year. Any loss would be treated as ordinary loss to the extent of prior interest accruals.

While the Bill, if reintroduced with the same language and enacted, would not apply to the securities (due to its prospective effective date), it is not possible to predict whether any tax legislation that may ultimately be enacted will apply to your securities (possibly on a retroactive basis). You are urged to consult your tax adviser regarding the Bill and any future tax legislation that may apply to your securities.

Backup Withholding and Information Reporting

A holder of the securities (whether a U.S. Holder or a Non-U.S. Holder) may be subject to information reporting requirements and to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules.

Supplemental Plan of Distribution

Under the terms of distribution agreements with JPMSI and JPMorgan Chase Bank, N.A., each dated as of June 18, 2008, JPMSI and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $11 per $1,000 principal amount of notes and will forgo fees for sales to fiduciary accounts. For more information, please refer to “Underwriting” in the accompanying product supplement.

Credit Suisse